

BUSINESS AGREEMENT

THIS BUSINESS AGREEMENT (this "Agreement"), made as of the _1ˢᵗ November 2017 (the "Effective Date"), is by and between **DOTIN LLC**, a limited liability company ("Dotin LLC"), and **U-MIND SPACE, INC**, a Wyoming based corporation. Each of U-Mind Space Inc. and Dotin LLC shall be referred to hereto as a "Party" and collectively the "Parties."

AGREEMENT

In consideration of the mutual obligations contained in this Agreement, the Parties hereto agree for themselves, their successors and permitted assigns as follows:

ARTICLE I DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

"Agent(s)" means those certain customers/clients of Business Partner for which Business Partner contractually sublicenses the Application.

The "Application" Dotin, is the only mobile 1st B2B application (API Service or White Label Platform) that provides instant list of like-minded people (known or strangers), with 'Cues' to start a meaningful conversation in 'Professional' or 'Social' gathering. Dotin LLC connects the dots between profiles across social networks (Linked In, Facebook, Twitter and G+) and internal firewall protected data to provide conversation starter information along with location of the person, business insights about personality that derives positive and negative attributes, compatibility match, top colors, employment affinity and non-affinity, learning style and business intelligence, products buying affinity and non-affinity and buying pattern, including all modifications, enhancements, updates and other Derivative Works to such Dotin software application conceived, created and developed by Dotin LLC.

"Business Partner Application" means the legal management software service in effect as of the Effective Date, which is provided by Business Partner to Agents via the Business Partner Website, including all modifications, enhancements, updates and other Derivative Works to such legal management software service conceived, created and developed by Business Partner.

"Business Partner Mobile Platforms" means the Business Partner Website and any mobile application developed by Dotin LLC for Business Partner pursuant to the Development Agreement. "Business Partner Website" means Business Partner's official website, currently located at http://www.u-mind.space/, including any successor URL, sub-domain and/or syndication thereof.

"Confidential Information" means (i) any information concerning the other Party's business including, without limitation, all software and documentation and all other tangible, intangible, visual, electronic, written, oral, present or future information such as (A) trade secrets, (B) financial information and pricing, (C) technical information, such as research, development procedures, algorithms, data, designs, and know-how, (D) individually identifiable patient information, (E) business information such as operations, planning, marketing interests, pricing and



products, and (F) Agent and third party supplier information, including but not limited to, customer lists and all related information; and (ii) any information obtained or accessed by either Party which, if not otherwise described above, is of such nature that a reasonable person would believe it to be confidential. For avoidance of doubt, Dotin LLC's "Confidential Information" includes the source code for the Application, the methods, technical infrastructure, techniques and processes used by Dotin LLC in developing, producing, marketing and/or licensing the Application, and employee and personnel information of Dotin LLC. For purposes of **Section 8.1** only, all references to Business Partner shall include Business Partner and its subsidiaries, agents, representatives and contractors and Business Partner shall be responsible for compliance herewith by all such subsidiaries, agents, representatives and contractors.

"Derivative Work" means a work that is based upon one or more preexisting works, such as a revision, modification, translation, abridgement, condensation, expansion and/or any other form in which such preexisting works may be recast, transformed or adapted.

"Development Agreement" means the Contract for Software Development Services, dated as of the date hereof, by and between Business Partner and Dotin LLC.

["Documentation" means those materials provided to Business Partner that describe the function and use of the Application, including without limitation the online user guides for the Application, as updated from time to time.]

"Excess API Call Fee" means, at any time, Dotin LLC's excess API call fee in effect at such time. As of the Effective Date, the Excess API Call Fee is at 20% premium per profile matching call or the next service level, whichever is lower. No premiums apply for overage on a platinum plan. View Schedule B for details.

"Imminent Threat" means any breach of an Agent Agreement that results in, or would be reasonably likely to result in, the infringement or misappropriation of intellectual property rights of Dotin LLC in and to the Application, Dotin LLC's loss of ownership in or to such intellectual property, unauthorized disclosure of Dotin LLC's Confidential Information, or material harm to Dotin LLC's networks or systems.

"Integrated Solution" means the combined, integrated software solution comprised of the Application and the Business Partner Application, collectively, which shall be made available to Agents via the Business Partner Mobile Platforms.

"Payment Date" means, with respect to each Agent, (i) the date that such Agent enters into an Agent Agreement with Business Partner and (ii) the first business day of each successive month thereafter.

"Recurring API Fee" means, at any time, the "Monthly API Fee" (as set forth on **Schedule B** attached hereto an incorporated herein) in effect for the Business Partner at such time, based upon based upon Business Partner's API Tier at such time. As of the Effective Date, Business Partner's API Tier is NA. Business Partner may change its API Tier upon at least thirty (30) days' prior written notice to Dotin LLC.

"Sale" means each sublicense of the Application (including, for avoidance of doubt, as an integrated part of the Integrated Solution) to an Agent. Each Sale shall be consummated pursuant to an Agent Agreement (as described in **Section 2.2** below).



"Sublicense Fee" or "Subscription Fee" means, with respect to each Agent, at each applicable Payment Date for such Agent, Dotin LLC's sublicense fee in effect at such Payment Date. As of the Effective Date, the Sublicense Fee or Subscription Fee for the Application is per what's prescribed in Schedule B. i.e. Tier1, Connect Model.

ARTICLE II LICENSES

2.1   License Grants.

(a)   *Integration and Resale License.* Subject to the terms and conditions of this Agreement, Dotin LLC hereby grants to Business Partner a limited, world-wide, nonexclusive, nontransferable (except as set forth herein) license (without the right to sublicense), during the Term, to (i) combine and integrate the Application into the Integrated Solution, and (ii) market, sell and distribute sublicenses to the Application to Agents solely as an integrated part of the Integrated Solution (*i.e.,* Business Partner shall not be entitled to market, sell or distribute sublicenses to the Application on a standalone basis without Dotin LLC's prior written consent).

(b)   *Use Licenses.* Subject to the terms and conditions of this Agreement, Dotin LLC hereby grants to Business Partner a limited, world-wide, nonexclusive, nontransferable (except as set forth herein) license (without the right to sublicense), during the Term, to operate and use the Application, in object code form only, and the Documentation solely: (i) to provide demonstrations (each, a "Demonstration"), in-person or via remote access, to prospective agents pursuant to which Business Partner shall enable such prospective customers to evaluate the performance and functionality of the Application; provided, however, that such prospective agents shall only be permitted to view such Demonstrations and shall not be permitted to access or use the Application in any other manner, (ii) to review, test, and evaluate the Application in connection with providing such Demonstrations, (iii) to provide support services to Agents (as expressly permitted by Dotin LLC), and (iv) subject to Dotin LLC's prior written approval, conduct training on the use of the Application.

(c)   Limitations and Restrictions. Except as approved in writing by Dotin LLC, Business Partner shall not: (i) modify, alter, revise, decompile, disassemble, reverse engineer, create Derivative Works or attempt to derive the source code of the Application; (ii) use the Application for commercial time-sharing, rental, outsourcing, or service bureau purposes; (iii) access or use the Application in order to build a competitive product or service, copy any features, functions or graphics of the Application or monitor the availability and/or functionality of the Application for any benchmarking or competitive purposes; (iii) otherwise use the Application to develop any other computer program; and/or (iv) export the Application, or any technical information relating to the Application, without Dotin LLC's prior written consent.

2.2   Agent Agreements.

(a)   *Agent Agreements.* Business Partner shall consummate all sublicenses of the Application solely through written agreements with Agents (each, an "Agent Agreement"). Business Partner shall ensure that each such Agent Agreement: (i) limits the scope of such Agent's sublicense such that (x) it is a personal, limited, nonexclusive, nontransferable (except as set forth herein) sublicense (without the right to further sublicense) to use the Application solely for its own personal purposes, and (y) it shall automatically terminate upon the termination or expiration of



this Agreement; (ii) imposes on such Agent all of the limitations, restrictions, terms and conditions included in this Agreement, including without limitation, the limitations set forth in **Section 2.1(c)**; (iii) names Dotin LLC as a third-party beneficiary of such Agent Agreement; and (iv) includes a provision whereby such Agent acknowledges and agrees that if such Agent has breached the terms of such Agent Agreement, Dotin LLC may exercise and enforce in Business Partner's name all of Business Partner's rights with respect to the Application arising under such Agent Agreement.

(b)   *Enforcement of Agent Agreements*. Business Partner shall strictly enforce the terms and conditions of each Agent Agreement against the applicable Agent to such Agent Agreement. Business Partner hereby authorizes Dotin LLC to enforce Dotin LLC's rights, solely with respect to the Application, under each Agent Agreement as a third party beneficiary in the event of an Imminent Threat; provided, however, that Dotin LLC shall not take any action to enforce the terms of such Agent Agreement with respect to such Imminent Threat unless Business Partner fails to take action to enforce its rights under such Agent Agreement with respect to such Imminent Threat within five (5) business days after receiving from Dotin LLC written notice and a request to take action to compel such Agent to cease or otherwise cure such Imminent Threat.

(c)   *No Liability Under Agent Agreements*. Notwithstanding anything to the contrary stated herein or in any Agent Agreement, Dotin LLC shall not have any liability to an Agent arising under the terms of such Agent's Agent Agreement.

(d)   No Implied License. No right or license shall be implied other than the rights and licenses expressly granted in this Agreement.

ARTICLE III PROFESSIONAL SERVICES; INTEGRATION, SUPPORT SERVICES

3.1 Professional Services. Business Partner acknowledges and agrees that Dotin LLC may be required to provide and perform certain professional services ("Professional Services") in order to ensure the successful integration of the Application into the Integrated Solution ("Integration"), including without limitation, Professional Services comprised of designing and developing enhancements, modifications or other updates to the Application (collectively, the "Enhancements") to facilitate integration with the Business Partner Application. Such Professional Services shall be performed pursuant to the written statement of work attached hereto as **Schedule A** (the "SOW"). The SOW shall be effective, incorporated into and form a part of this Agreement when duly executed by an authorized representative of each of the Parties. The SOW sets forth the fees and payment terms with respect the Professional Services being provided pursuant to the SOW.

3.2   Integration.

(a)   Business Partner shall use its best efforts to facilitate the successful completion of the Integration, including without limitation, (i) promptly responding to any requests from Dotin LLC for data or information, (ii) providing access to any technical personnel or other Business Partner employees necessary to assist in the Integration, (iii) identifying and maintaining at least two (2) Business Partner stakeholders that have authority to make decisions with respect to development of the Integrated Solution, (iv) upon request from Dotin LLC, conducting applicable testing of the Integrated Solution, and (v) fulfill any other specific roles and responsibilities reasonably requested by Dotin LLC. Business Partner shall not be entitled to use or distribute the Application as part of the Integrated Solution until Dotin LLC has approved in writing the Integration (which shall not be unreasonably withheld, conditioned or delayed). After receipt of



such approval, Business Partner shall not modify, alter or change any portion of the Integrated Solution that affects in any material respect the manner in which the Application is used or incorporated into the Integrated Solution without the prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) or the request of Dotin LLC.

(b)   If Business Partner desires assistance from Dotin LLC in connection with integrating any third-party functionality into the Integrated Solution, and Dotin LLC is required to pay any fees and/or expenses to such third-party in connection with such integration, then Business Partner shall promptly upon notice from Dotin LLC reimburse Dotin LLC for all such amounts paid to such third-party.

3.3 <u>Support</u>. During the Term Dotin LLC shall, so long as Business Partner has paid all fees and other amounts owed under this Agreement, provide telephone and e-mail support ("<u>Support Services</u>") to Business Partner during the hours of [8:30 a.m. (Pacific time) to 5:30 p.m. (Pacific time), Monday through Friday, excluding federal holidays ("<u>Regular Business Hours</u>").Business Partner agrees that any requests for Support Services, whether by telephone or e-mail, shall be submitted only when the Application does not execute or function in all material respects with its Documentation. Business Partner acknowledges and agrees that it shall be charged at Dotin LLC's then-current hourly rate, billed in fifteen (15) minute increments, for any Support Services rendered (i) outside of Regular Business Hours or (ii) in connection with any reported support request that Dotin LLC reasonably determines is not attributable to a failure of the Application to operate in all material respects with its Documentation.

ARTICLE IV BRANDING AND MARKETING

4.1 <u>Branding</u>. At Business Partner's option and at its sole expense, Business Partner may adopt a private label name for the Application (*i.e.,* replace the Dotin LLC's trademarks with Business Partner trademarks, tradenames and/or service marks) as necessary for marketing and/or otherwise selling and distributing sublicenses to the Application to Agents as an integrated part of the Integrated Solution, subject to Dotin LLC approval, which approval will not be unreasonably withheld, delayed or conditioned. If Business Partner elects to private label the Application in accordance with this **Section 3.3**, Business Partner shall still continue to display a credit and/or attribution provided by Dotin LLC with respect to the Application, which as of the Effective Date will be substantially in the form of: "*Powered by Dotin*".

4.2 <u>Use of Trademarks and Intellectual Property</u>. Dotin LLC grants to Business Partner the right to use and display its trademarks, service marks, and logos (the "<u>Dotin LLC Marks</u>") solely in connection with identifying the Application as described hereunder and solely to the extent reasonably necessary for the use, resale, and sublicensing of the Application, in accordance with the terms and conditions of this Agreement. Business Partner shall use the Dotin LLC Marks solely in a manner that is of a quality consistent with Dotin LLC's past and current practice and Business Partner shall not alter or modify any Dotin LLC Mark without Dotin LLC's prior written consent. Use of such Dotin LLC Marks shall inure to the benefit of Dotin LLC.

ARTICLE V OWNERSHIP

5.1   Application and Integrated Solution.

(a)   *Application.* Business Partner acknowledges and agrees that Dotin LLC retains all ownership right, title, and interest in the Application, including without limitation all Derivative Works of the Application (including all Enhancements), and in all copyrights, patents, patent rights, trade secrets, trademarks and other intellectual property rights in or to the Application. To the



extent any Derivative Works of the Application are developed by Dotin LLC based upon ideas or suggestions submitted by Business Partner to Dotin LLC or based on the joint effort or collaboration of the Parties (collectively, "Ideas or Suggestions"), Business Partner hereby irrevocably assigns all rights to modify or enhance Application using such Ideas or Suggestions to Dotin LLC, together with all copyrights, trade secrets, trademarks, patents, patent rights and other intellectual property rights related to such Derivative Works.

(b)   *Business Partner Application.* Dotin LLC acknowledges and agrees that Business Partner retains all ownership right, title, and interest in the Business Partner Application, including without limitation all Derivative Works of the Business Partner Application, and in all copyrights, patents, patent rights, trade secrets, trademarks and other intellectual property rights in or to the Business Partner Application.

5.2 Marks. Business Partner acknowledges that Dotin LLC retains all ownership right, title, and interest in each Dotin LLC Mark, and Dotin LLC acknowledges that Business Partner retains all ownership right, title and interest in each trademark, service mark and logo of Business Partner (the "Business Partner Marks"). Business Partner shall not attempt to register any Dotin LLC Mark anywhere in the world, and Dotin LLC shall not attempt to register any Business Partner Mark anywhere in the world. Business Partner also acknowledges and agrees that it has no right or interest in any goodwill in the Dotin LLC Marks that is created through Business Partner's activities under this Agreement, and that all such goodwill shall accrue to the benefit of Dotin LLC, and Dotin LLC also acknowledges and agrees that it has no right or interest in any goodwill in the Business Partner Marks that is created through Business Partner's or Dotin LLC's activities under this Agreement, and that all such goodwill shall accrue to the benefit of Business Partner.

ARTICLE VI COMPENSATION; REPORTING

6.1 Sublicense OR Subscription Fee. Business Partner shall pay to Dotin LLC, with respect to each Agent, a Sublicense Fee OR Subscription Fee on each Payment Date of such Agent. Pricing. The charge per user per month* is as below as below.

	U-Mind Membership Charges (USD)	dotin Charges (USD)
SPACE	$399.00	$5.00
GENESIS	$100.00	$1.00
SKY	$10.00	$0.10
HAL	$0.00	0*

*- Data coming from the NO subscription users - HAL users (actions and personality insights) will be owned by dotin LLC

* - New Offerings will be appended appropriately.

6.2 This shall NOT include the infrastructure, hosting cost or any other miscellaneous infrastructure or support cost.



6.3 <u>Late Payments; Taxes</u>. Unless otherwise agreed to by the Parties, all amounts not paid in full within thirty (30) days after the applicable due date will be subject to a late payment charge equal to 1.5% per month. Business Partner shall be responsible for and pay all federal, state, or local taxes where applicable based on or arising from this Agreement or any Agent Agreement (other than taxes based on Dotin LLC's income) in a timely manner.

6.4 <u>Reporting</u>. Business Partner shall, within ten (10) days after the completion of each calendar month, deliver to Dotin LLC a report (each, a "<u>Report</u>"): (i) identifying each Sale during such calendar month, including with respect to each Sale, the Agent for such Sale and the effective date of the Agent Agreement with respect to such Sale; and (ii) evidencing Business Partner's computation (in detail reasonably satisfactory to Dotin LLC) of the required, aggregate payments to Dotin LLC for such calendar month.

6.5 <u>Right to Audit</u>. At any time prior to the termination of this Agreement and for a period of three (3) years thereafter, Dotin LLC (or one of its designated representatives) shall be entitled to audit and/or conduct a complete review of Business Partner's books, records, systems and documents (financial and otherwise) to ensure compliance with this Agreement. Such audits will be conducted upon reasonable notice and shall occur during normal business hours. The cost of any such audit shall be borne by Dotin LLC unless (i) such audit is conducted after any material breach of this Agreement by Business Partner or (ii) the results of such audit reveals that Business Partner has materially violated its obligations under this Agreement, in which case Business Partner shall pay the cost of the audit.

ARTICLE VII WARRANTIES, INDEMNIFICATION AND INSURANCE

7.1   <u>Warranties; Disclaimer</u>.

(a)   Each Party represents and warrants to the other that (i) it possesses the legal right and corporate power and authority to enter into this Agreement and to fulfill its obligations hereunder; (ii) it is duly organized, validly existing, and in good standing under the laws of the state of its organization; (iii) its execution, delivery and performance of this Agreement will not violate the terms or provision of any other agreement, contract or other instrument, whether oral or written, to which it is a party; and (iv) it shall comply with all applicable federal, state and local laws and regulations in performing its obligations hereunder.

(b)   Dotin LLC warrants that (i) the Application will perform in all material respects in accordance with the Documentation (the "<u>Performance Warranty</u>"); and (ii) all services performed by Dotin LLC for Business Partner shall be performed in a competent, workmanlike and professional manner. In the event of a breach of the Performance Warranty, Dotin LLC will use commercially reasonable efforts to repair or replace the non-conforming aspects of the Application so that they perform in accordance with the Performance Warranty. Business Partner acknowledges and agrees that the remedies set forth in this **Section 7.1(b)** are the sole and exclusive remedies for any breach of this **Section 7.1(b)**.

(c)   EXCEPT AS EXPRESSLY SET FORTH IN THIS **SECTION 7.1**, THE WARRANTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE AND DOTIN LLC DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT.



7.2   Indemnity.

(a)   Dotin LLC shall indemnify, defend and hold harmless Business Partner from and against any and all losses, damages, costs and expenses (including reasonable attorneys' fees) arising out of or resulting from any third party claim, demand, charge, action, cause of action or other proceeding (each, a "Claim") (i) which results from a breach of this Agreement by Dotin LLC, and (ii) alleging that the Application or the use thereof in accordance with the Documentation infringes such third party's United States patent, copyright, trademark, or trade secret (collectively, "Infringement Claims"). If Dotin LLC receive information about an Infringement Claim related to the Application, Dotin LLC may in its sole discretion and at no cost to Business Partner: (x) modify the Application so that it no longer infringes or misappropriates, without breaching the warranties under **Section 7.1(b)**, (y) obtain a license for Business Partner's continued use of the Application in accordance with this Agreement, or (z) terminate this Agreement and each of the Agent Agreements upon thirty (30) days' prior written notice. Notwithstanding the foregoing, Dotin LLC shall have no liability or obligation with respect to any Infringement Claim (collectively, the "Excluded Claims") that is based upon or arises out of (A) the use of the Application in combination with any software or hardware not expressly authorized by Dotin LLC, (B) any modifications or configurations made to the Application by Business Partner or any Agent without the prior written consent of Dotin LLC, and/or (C) any action taken by Business Partner and/or any Agent relating to use of the Application that is not permitted under the terms of this Agreement and/or the applicable Agent Agreement. This **Section 7.2(a)** states Business Partner's exclusive remedy against Dotin LLC for any Claim of infringement of misappropriation of a third party's intellectual property rights.

(b)   Business Partner shall indemnify, defend and hold harmless Dotin LLC from and against any and all losses, damages, costs and expenses (including reasonable attorneys' fees) arising out of or resulting from any third party Claim (i) which results from a breach of this Agreement by Business Partner, (ii) which results from a breach of any Agent Agreement, (iii) which results from any Excluded Claim and/or (iv) alleging that the Business Partner Application or the use thereof infringes such third party's United States patent, copyright, trademark, or trade secret. If Dotin LLC receive information about an infringement Claim related to the Business Partner Application, Business Partner may in its sole discretion and at no cost to Dotin LLC: (x) modify the Business Partner Application so that it no longer infringes or misappropriates while continuing to perform in accordance with its documentation, (y) obtain a license for Dotin LLC's continued use of the Business Partner Application in accordance with this Agreement, or (z) terminate this Agreement upon thirty (30) days' prior written notice. Notwithstanding the foregoing, Business Partner shall have no liability or obligation with respect to any such infringement Claim that is based upon or arises out of (A) the use of the Business Partner Application in combination with any software or hardware not expressly authorized by Business Partner, (B) any modifications or configurations made to the Business Partner Application by Dotin LLC without the prior written consent of Business Partner, and/or (C) any action taken by Dotin LLC relating to use of the Business Partner Application that is not permitted under the terms of this Agreement. This **Section 7.2(b)** states Dotin LLC's exclusive remedy against Business Partner for any Claim of infringement of misappropriation of a third party's intellectual property rights.

(c)   If a Party reasonably believes it is entitled to indemnification under this **Section 7.2**, such Party (the "Indemnified Party") shall promptly give the other Party (the "Indemnifying Party") written notice of such claim of indemnification, provided that the Indemnified Party's failure to notify the Indemnifying Party shall not diminish the Indemnifying Party's obligations



under this **Section 7.2** except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure. Any such notice shall set forth in reasonable details the facts, circumstances and basis of the claim. Upon receipt of notice of the assertion of a claim, the Indemnifying Party shall have the right to control the defense, disposition or settlement of the matter at its own expense, provided that the Indemnifying Party shall not, without the consent of the Indemnified Party, enter into any settlement or agree to any disposition that imposes an obligation on the Indemnified Party that is not wholly discharged or dischargeable by the Indemnifying Party, or imposes any conditions or obligations on the Indemnified Party other than the payment of monies that are readily measurable for purposes of determining the monetary indemnification or reimbursement obligations of Indemnifying Party. The Indemnified Party agrees to cooperate reasonably with the Indemnifying Party to facilitate the defense, compromise or settlement of any claims. The Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) any such action, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of counsel by the Indemnified Party has been authorized by the Indemnifying Party, or (ii) the Indemnifying Party has not in fact employed counsel to assume the defense of the action within a reasonable time following receipt of notice, in which cases the fees and expenses of such counsel shall be at the expense of the Indemnifying Party.

7.3   Insurance. During the term of this Agreement, Business Partner shall maintain, with an insurer with an A.M. Best rating of A- or better and a financial size classification of VII or higher: (i) statutory workers' compensation insurance in the amounts required by applicable law; (ii) professional or errors and omissions liability insurance with limits of not less than $2,000,000 for each wrongful act or omission; and (iii) Commercial General Liability ("CGL") insurance, with limits of not less than $2,000,000 combined single limit for bodily injury and property damage per occurrence. All CGL insurance shall designate Dotin LLC and its affiliates, directors, officers and employees as additional insured. All such insurance must be primary and non-contributory, and any other coverage available to Dotin LLC shall apply on an excess basis. Business Partner agrees that Business Partner, Business Partner's insurer(s) and anyone claiming by, through, under or in Business Partner's behalf shall have no claim, right of action or right of subrogation against Dotin LLC and its customers based on any loss or liability insured against under the foregoing insurance. If requested by Dotin LLC, Business Partner shall furnish certificates or other adequate proof of the foregoing insurance, including if specifically requested by Dotin LLC, endorsements and policies. Dotin LLC shall be notified in writing at least thirty (30) days prior to cancellation of or any material change in any policy for the foregoing insurance.

7.4   Limitation of Liability. IN NO EVENT SHALL DOTIN LLC, IN THE AGGREGATE, BE LIABLE FOR DAMAGES TO BUSINESS PARTNER IN EXCESS OF THE PAYMENTS MADE BY BUSINESS PARTNER TO DOTIN LLC PURSUANT TO THIS AGREEMENT DURING THE TWELVE MONTHS PRIOR TO THE LAST ACT OR OMISSION GIVING RISE TO THE
LIABILITY. UNDER NO CIRCUMSTANCES SHALL DOTIN LLC HAVE ANY LIABILITY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FOR LOSS OF PROFITS, OR CONSEQUENTIAL, SPECIAL, INDIRECT, EXEMPLARY, INCIDENTAL OR PUNITIVE DAMAGES, EVEN IF DOTIN LLC HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OCCURRING, AND WHETHER SUCH LIABILITY IS BASED ON CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, PRODUCTS LIABILITY OR OTHERWISE.



ARTICLE VIII CONFIDENTIALITY; NON-SOLICIT

    8.1   <u>Confidentiality</u>.

    (a)   Each Party (in such capacity, the "<u>Recipient</u>") agrees that it will hold the Confidential Information of the other Party (in such capacity, the "<u>Discloser</u>") in strict confidence and will use the same degree of care in protecting the confidentiality of the Discloser's Confidential Information that it uses to protect its own confidential information, but in no event less than reasonable care. In addition, Recipient agrees that (i) it shall not use the Discloser's Confidential Information for any purpose not permitted by this Agreement; (ii) it shall not copy any part of the Discloser's Confidential Information except as expressly permitted by this Agreement; (iii) it shall not disclose any part of the Discloser's Confidential Information to any person other than its employees, agents, contractors and representatives (collectively, "<u>Authorized Representatives</u>") who need the information to perform their duties except as expressly permitted by this Agreement; and (iv) it shall take reasonable steps to assure that no such Authorized Representative uses or discloses any part of the Discloser's Confidential Information in violation of this Agreement (<u>provided</u> that the Recipient shall be responsible for any violation of the terms of this Agreement by its Authorized Representatives).

    (b)   Discloser's confidentiality obligations under this **Section 8.1** shall not apply to any portion of the Confidential Information that (i) prior to or at the time of disclosure to Recipient was, or subsequently becomes, generally known to the public through no breach of this Agreement; (ii) Recipient had in its possession prior to or at the time of disclosure by Discloser, as established by written documentation in existence at that time, and that was not acquired directly or indirectly from Discloser; (iii) Recipient subsequently acquires by lawful means from a third party who is under no obligation of confidentiality or nonuse owed to Discloser; (iv) has been identified by Discloser as no longer satisfying the definition of "Confidential Information" set forth above; or (v) is ordered to be disclosed pursuant to any legal proceeding; <u>provided</u>, <u>however</u>, that prior to disclosing Confidential Information pursuant to this clause (v), Recipient shall notify Discloser and shall afford Discloser opportunity to seek relief from such order. The exclusions described in this subsection are not intended to affect, diminish or supersede any other restrictions or rights in the Confidential Information existing by the terms of this Agreement or pursuant to applicable law.

    (c)   Recipient acknowledges that Discloser would have no adequate remedy at law should Recipient breach its obligations relating to Confidential Information and agrees that Discloser shall be entitled to enforce its rights by obtaining appropriate equitable relief, including without limitation a temporary restraining order and an injunction.

    8.2 <u>Employee and Contractor Non-Solicitation</u>. Except as expressly permitted by the other terms of this Agreement, during the term of this Agreement and for a period of one year following expiration or termination of this Agreement (such period to be extended to include any period(s) of violation or period(s) of time required for litigation to enforce the covenants herein) (collectively, the "<u>Restricted Period</u>"), regardless of the reason for any termination of the Agreement, neither Party shall: (i) solicit, attempt to solicit, or hire any employee of the other Party with whom such Party had any substantial or non-incidental contact or communications during the term of this Agreement and arising from or related to the performance of this Agreement; or (ii) solicit, attempt to solicit, induce, or attempt to induce any individual independent contractor of the other Party or any individual agent or affiliate of the other Party with whom such Party had any substantial or non-incidental contact or communications during the term of this Agreement and



arising from or related to the performance of this Agreement to terminate its services as an independent contractor, individual agent or affiliate, respectively.

ARTICLE IX TERM AND TERMINATION

9.1 <u>Term</u>. This Agreement shall commence as of the Effective Date and shall remain in full force and effect for a period of **3** years, unless terminated earlier by either party as permitted in this Agreement. At the end of such initial **3**-year term, this Agreement shall automatically renew for successive one-year terms, unless either party gives the other notice of its desire to terminate the Agreement at least sixty (60) days prior to the end of the then-current term (the initial term, together with the renewal terms, collectively, the "<u>Term</u>").

9.2 <u>Termination</u>. Either Party may terminate this Agreement immediately if the other Party shall have failed to cure any material default or breach of any term or condition hereof within thirty (30) calendar days of receiving written notice thereof from the Party seeking to terminate the Agreement; <u>provided</u>, <u>however</u>, that if such breach arises from a failure to timely pay any amounts owed under this Agreement, the applicable cure period shall be five (5) calendar days. In addition, Dotin LLC may terminate this Agreement immediately if Business Partner shall materially breach any of its obligations under **Section 2.1** or **2.1(c)**.

9.3 <u>Effect of Termination</u>. Upon the termination or expiration of this Agreement, Business Partner shall: (i) immediately cease selling and distributing sublicenses to the Application, (ii) at Dotin LLC's request, return or destroy all copies of manuals, brochures, marketing materials and/or any other Documentation relating to the Application; (iii) promptly deliver to Dotin LLC a written certification that it has complied with this Section; and (iv) without limiting any other rights or remedies that Dotin LLC may be entitled to, immediately pay to Dotin LLC any amounts or other fees that accrued prior to the date of such expiration or termination.

9.4 <u>Survival</u>. Notwithstanding anything in this Agreement to the contrary, the obligations of the Parties under **Section 6.5** and **Articles VII**, **VIII**, **IX** and **X** shall survive the termination hereof.

ARTICLE X MISCELLANEOUS

10.1 <u>Disclaimer of Partnership or Agency</u>. The relationship between Business Partner and Dotin LLC under this Agreement is wholly independent, and Business Partner is an independent contractor of Dotin LLC. Nothing herein contained shall create or be deemed to create any agency, employment, partnership, franchise, joint venture or other relationship between the Parties hereto, and neither Party shall have power or authority to bind the other Party in any manner whatsoever or create, in writing or otherwise, any obligation or responsibility of any kind, express or implied, in the name of or on behalf of such other Party.

10.2 <u>Notices</u>. All notices, instructions, requests, authorizations, consents, demands and other communications hereunder shall be in writing and shall be delivered by one of the following means, with notice deemed given as indicated in parentheses: (i) by personal delivery (when actually delivered); (ii) by overnight courier (upon written verification of receipt); (iii) by telecopy or facsimile transmission (upon acknowledgement of receipt of electronic transmission); or (iv) by certified or registered mail, return receipt requested (upon verification of receipt). In each case, such notices shall be addressed to a Party at such Party's address set forth on the signature page hereto (or such other address as updated by such Party from time-to-time by giving notice to the other Party in the manner set forth above).



10.3 <u>Governing Law</u>. This Agreement shall be interpreted, construed and governed according to the laws of the State of New York, without reference to conflicts of law principles thereof.

10.4 <u>Venue; Jurisdiction; Attorney's Fees</u>. The Parties agree that in the event litigation is commenced between the Parties, such litigation shall be filed and maintained in **[San Jose, California]**.

Each of the Parties hereto consents to the jurisdiction of any state or federal court located within **[San Jose, California]** . If any Party shall bring an action to enforce this Agreement, the prevailing Party shall be entitled to recover its attorneys' fees and costs from the unsuccessful Party.

10.5 <u>Amendments</u>. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the Party against which enforcement of the change, waiver, discharge or termination is sought.

10.6 <u>Waiver of Breach</u>. The waiver by any Party of a breach of any provision in this Agreement cannot operate or be construed as a waiver of any subsequent breach by a Party.

10.7 <u>Severability</u>. The invalidity or unenforceability of any particular provision in this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted

10.8 <u>Assignment</u>. Business Partner shall not assign or transfer its rights hereunder without the prior written consent of Dotin LLC.

10.9 <u>Remedies</u>. The Parties hereto acknowledge, by their signatures below, that the recovery of damages may not be an adequate means to redress a breach of **Article II** or **Section 8.1, 8.2** or Error! Reference source not found., and accordingly, the Parties specifically agree that each Party shall have the right of injunctive relief or specific performance hereof. Nothing contained in this Section shall prohibit a Party from pursuing any remedies in addition to injunctive relief or specific performance, including recovery of damages. If any provision contained in **Article II** or **Section 8.1, 8.2** or Error! Reference source not found. shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, **Section 8.1, 8.2** or Error! Reference source not found., as applicable, shall be construed as if such invalid, illegal or unenforceable provision had never been contained therein. The Parties hereto agree that in the event a court determines that **Section 8.1, 8.2** or Error! Reference source not found. or any of the covenants contained therein is unreasonable, void or invalid for any reason whatsoever, then the duration, geographical or other limitation imposed therein shall be as the court, or jury if applicable, shall determine to be fair and reasonable, IT BEING THE INTENT OF THE PARTIES HERETO TO BE SUBJECT TO AN AGREEMENT FOR THE NECESSARY PROTECTION OF THE LEGITIMATE INTERESTS OF EACH PARTY, WHICH IS NOT UNDULY HARSH IN CURTAILING THE LEGITIMATE RIGHTS OF THE OTHER PARTY.

10.10 <u>Entire Agreement</u>. Except as otherwise provided herein, (i) this Agreement covers the entire understanding of the Parties as to the matters herein, superseding all prior understandings and agreements with respect to the subject matter hereof, whether written or oral, and (ii) no modifications or amendments of the terms and conditions herein shall be effective unless in writing and signed by the Parties or their respective duly authorized agents.

10.11 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be an



original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic format (*e.g.*, "pdf" or "tif" file format) shall be effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

DOTIN , LLC

By: _____
Name: Ganesh Iyer
Title: Founder

Address for notices for Dotin LLC:

194 Francisco Ln # 108, Fremont, CA 94539
Attn: Ganesh Iyer

CUSTOMER.
By: _____
Name: _____ Mr. Jaeyoon Chung _____
Title: _____ CEO _____

Address for notices for Business Partner:

ADDRESS
Attn: Jaeyoon Chung /CEO
3699 Wilshire Blvd. Suite 1210, Los Angeles, CA
90010